

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 22, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

    Re: **Uranium Energy Corp.**
       Form 10-KSB/A for Transition Period Ended July 31, 2007
       Filed February 8, 2008
       Response Letter Dated April 2, 2008
       File No. 1-33706

Dear Mr. Pat Obara:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A2 Transition Report, Filed February 29, 2008

General

1. We have read your response to prior comment 1, regarding the extent to which information about fair value utilized in negotiating purchase consideration for mineral rights is being factored into your impairment testing. We understand that your impairment result arises because you are unable to estimate future cash flows associated with the mineral rights; and that you believe SFAS 144 and EITF 04-3 establish a higher threshold for continued capitalization than is utilized under authoritative literature governing your initial capitalization of mineral property acquisition costs. Please advise if we have properly understood your

remarks. Also submit a description of the internal processes that guide your assessment of fair value in arranging the acquisition of mineral rights; and explain how the information compiled compares to the type that you believe must be utilized in conducting impairment testing under SFAS 144 and EITF 04-3. Any differences in the character and quality of this information should be clear.

2.   We note that you identify mineral property acquisition costs associated with Cibola in New Mexico and Weesatche in Texas, amounting to $1.6 million and $8.3 million, which you incurred in January 2007 and August 2005, as comprising 83% of your total acquisition costs that have been impaired under your policy. Please advise us of the current status of your plans for these properties, submit details of your exploration work since acquiring these interests, describe any particular actions necessary to retain the interests, and indicate when they lapse or expire if applicable.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief